[LETTERHEAD OF THE FIRST NATIONAL BANK OF IPSWICH]

                                     [LOGO]
                       The First National Bank of Ipswich
                           investing in relationships

                                          February 13, 2006


United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Don Walker, Senior Assistant Chief Accountant

Re:   First Ipswich Bancorp
      Form 10-KSB for Fiscal Year Ended December 31, 2004
      File No. 333-114018

Ladies and Gentlemen:

      We respectfully respond to the comments in the letter of the staff of the Securities and Exchange Commission dated January 17, 2006 relating to First Ipswich Bancorp's (the "Company") Form 10-KSB for the year ended December 31, 2004. For ease of reference, we reproduce below the relevant comments, and include under each comment the Company's response.

Form 10-KSB

Item 3. Legal Proceedings, page 23

Comment No. 1

Please provide us with the details surrounding the Massachusetts Department of Environmental Protection's findings against the bank and non-compliance concerning a parking lot behind the bank's main office. Your discussion should include but not be limited to the following:

o     The circumstances of the findings and non-compliance;

      The parking lot (the "Property") behind the Bank's main office has been found to contain contamination that is characteristic of coal tar and oil. The Property and surrounding area were used in the early 1900s as a coal gasification facility, steam laundry company, and paint shop. The Property is divided into several lots, three of which are owned by the Bank, and two of which are owned by the Town of Ipswich, Massachusetts (the "Town"). The Bank and the Town (the "Owners") are jointly and severally liable for environmental compliance and remediation of the Property. As has been the practice to date, the Owners plan to continue to split evenly such costs.


                 31 Market Street, Ipswich, Massachusetts 01938
             1-866-356-FNBI(3624) - FAX 978-356-1002 - www.fnbi.com

                                   Don Walker, Senior Assistant Chief Accountant
                                                               February 13, 2006


      In 1996, the Owners filed a Downgradient Property Status ("DPS") Submittal with the Massachusetts Department of Environmental Protection (the "DEP") (the "DPS Submittal"). The Owners asserted in the DPS Submittal that contaminants migrated to the Property from an upgradient source. The DPS Submittal also included an opinion by the Licensed Site Professional ("LSP") indicating that the source of contamination did not originate at the Property. The Bank accrued $50,000 in its December 31, 1996 financial statements as a contingency for possible expenses related to the contamination of the Property. For the next eight years, the Owners did not hear back from the DEP.

      By letter dated July 26, 2004, the DEP notified the Owners that the DEP conducted a file review audit of the DPS Submittal, which led the DEP to conclude that the Owners had failed to provide sufficient information to support a finding of DPS. In the same letter, the DEP informed the Owners that it considered them Potentially Responsible Parties with liability under Massachusetts law, and that this liability is joint and several. Enclosed with the letter and dated as of the date of the letter was a Notice of Audit Findings and Notice of Noncompliance ("NOAF/NON") in which the DEP stated that the Owners had not met the requirements of "Downgradient Property Status" for which they applied in 1996, and therefore that DPS was terminated. The NOAF/NON required the Owners to correct the cited noncompliance by submitting a revised DPS Submittal or taking other action as may be required under the Massachusetts Contingency Plan by September 24, 2004.

      Following the issuance of the NOAF/NON, the Owners communicated with the DEP on several occasions by telephone and written correspondence seeking an extension of the deadline and a meeting with DEP personnel to clarify issues relating to the Property. These communications began before the September 24, 2004 deadline and continued for several months thereafter. The Owners did not receive any response from the DEP until July, 2005.

SUPPLEMENTAL INFORMATION

      By letter dated July 28, 2005, the DEP notified the Owners of the requirement to remediate the Property, and invited them to participate in an enforcement conference with the DEP in an effort to reach a negotiated settlement of the matter.

      On November 9, 2005, the DEP and the Owners entered into an Administrative Consent Order ("Consent Order"). As provided in the Consent Order, the Owners agreed to take the following action:


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

                                   Don Walker, Senior Assistant Chief Accountant
                                                               February 13, 2006


      1.    By no later than January 31, 2006, the Owners agreed to submit:

            a. A Phase I Completion Statement ("Phase I Report") and a Tier Classification Submittal; or

            b.    A revised DPS Submittal; or

            c.    A Response Action Outcome ("RAO") Statement.

      2. Pay to the Commonwealth of Massachusetts all annual compliance assurance fees, as they are billed and become due.

      3. Pay to the Commonwealth of Massachusetts a $5,000 penalty ($2,500 each) within 30 days of the Consent Order, and pay an additional $7,500 penalty if the Owners violate any provision of the Consent Order or certain regulations cited therein.

      The Owners have paid the $5,000 penalty. On January 31, 2006, the Owners filed a Phase I Report and a Tier Classification Submittal with the DEP in accordance with the Consent Order.

o The status of the "down-gradient property status" revised application and the impact to the Bank if this status is not granted;

      As provided in the Consent Order, the Owners had until January 31, 2006 to submit a revised application for DPS, a Phase I Report, or an RAO Statement. If the Owners had submitted a revised DPS Submittal and been granted DPS status by the DEP, then the Owners would not be required to clean up the contamination at the Property. Following the advice of the LSP, the Owners decided to submit a Phase I Report instead of a revised application for DPS. The LSP performed a Phase I: Preliminary Environmental Site Assessment of the Property, and filed a Phase I Report with the DEP on January 31, 2006.

      The impact to the Bank of submitting a Phase I Report instead of a revised DPS Submittal is that the Bank and the Town now need to take additional steps with respect to the Property. On January 31, 2006, the LSP advised the Owners of the tasks that conceptually remain to achieve either a temporary or permanent solution acceptable to the DEP, which is described as "closure." A temporary solution involves the continuation of the present use of the Property. The LSP also indicated to the Owners that he believes that they will be successful in achieving temporary closure of the Property, and that the costs of temporary closure will be limited in light of the fact that the Owners intend to leave the Property as a parking lot.

      "Closure" is the process by which a contaminated disposal site achieves a condition of "No Significant Risk," as defined by Massachusetts laws and regulations. To achieve either a temporary or permanent closure of the Property, the Owners will need to commission a Phase II Investigation of the Property as well as certain risk characterization assessments to be completed by the LSP. In addition, a permanent or temporary closure document will need to be filed with


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

                                   Don Walker, Senior Assistant Chief Accountant
                                                               February 13, 2006


the DEP. The LSP estimates the costs for these tasks to be approximately $105,000, for which it is anticipated that the Owners will share equally. If the Owners pursue a temporary closure of the Property, the LSP has advised the Owners that they will be responsible for paying annual compliance fees to the DEP and that they will need to have environmental testing of the Property conducted every five years to support the continued applicability of a temporary solution. The LSP lacks the information necessary to estimate the costs for a permanent closure of the Property. The LSP anticipates that he will be able to estimate the costs for a permanent closure of the Property following a Phase II Investigation.

o The methodology and assumptions for determining the amount of your portion of the liability and the amount accrued;

      As previously indicated, the Bank accrued $50,000 in its December 31, 1996 financial statements as a contingency for possible expenses related to the contamination of the Property. This amount was management's best estimate, based on the initial site investigation, and management's decision to apply for downgradient property status. For the next eight years, the Owners did not hear back from the DEP.

      In connection with preparing our Form 10-KSB for the year-ended December 31, 2004, we determined a reasonable estimate of costs and penalties that the Bank would be responsible for in connection with the contamination of the Property, based on the following assumptions:

      1. That the Town with which the Bank shared joint and several liability for the Property was, and would likely continue to be, financially able to bear one-half of the liability associated with the Property;

      2. That the Owners had a reasonable chance of receiving DPS if they submitted a revised DPS Submittal to the DEP;

      3. That costs associated with submitting a revised DPS Submittal to the DEP, including potential penalties and LSP fees, would not exceed the $45,166 liability included on the Bank's balance sheet at December 31, 2004.

      How you considered SFAS No. 5, paragraphs 8-19 with respect to any loss and/or gain contingencies recorded in your December 31, 2003 and 2004 consolidated financial statements; and

      We considered SFAS No. 5, paragraphs 8-19, in connection with preparing our consolidated financial statements for the years-ended December 31, 2003 and 2004. According to SFAS No. 5, paragraph 8, an estimated loss from a loss contingency must be accrued by a charge to income if: (1) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the


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

                                   Don Walker, Senior Assistant Chief Accountant
                                                               February 13, 2006


financial statements, and (2) the amount of the loss can be reasonably estimated. Consistent with SFAS No. 5, paragraph 8, the Bank accrued a $50,000 charge to income in its December 31, 1996 financial statements with respect to potential environmental liability associated with the Property. As described above, and based on the information available to the Bank at the time we completed our financial statements for December 31, 2003 and December 31, 2004, we determined that the balance of the Bank's accrual, which was $45,166, as of December 31, 2003, and $45,166 as of December 31, 2004, was sufficient in each of 2003 and 2004 to cover the amount of loss that we could reasonably estimate in connection with the Bank's environmental liability for the Property.

o How you considered the guidance provided in SOP 96-1 and SAB Topic 5-Y and why you believe you have fully complied with the guidance and continue to believe your presentation is appropriate.

      We considered the guidance provided in SOP 96-1 in connection with preparing our Form 10-KSB for the year-ended December 31, 2004, and we believe we complied with it for the following reasons:

      1. As required by SOP 96-1, we accrued for a liability as soon as the criteria in SFAS No. 5 were met. Please note our discussion above; and

      2. SOP 96-1 provides that "the existence of a liability for environmental remediation costs becomes determinable and the amount of the liability becomes estimable over a continuum of events and activities that help to frame, define, and verify the liability." Further to this point, SOP 96-1 includes benchmarks to aid in the determination of when environmental remediation liability should be evaluated and recognized. Consistent with this benchmark approach, we have evaluated and defined the Bank's potential liability for the Property as significant developments have occurred. As noted above, we determined not to accrue for an additional amount in our December 31, 2004 financial statements because we believed that the Bank's accrual was still sufficient to cover a reasonable estimate of the Bank's potential liability.

      We also considered the guidance provided in SAB Topic 5-Y in connection with preparing our Form 10-KSB for the year-ended December 31, 2004, and we believe we complied with it because we limited our discussion of liability associated with the Property to those facts that we deemed to be material. Moreover, we did not believe at the time that we filed the Form 10-KSB for the year-ended December 31, 2004, that there was a reasonable possibility that the amount of any additional loss would be material to a decision to buy or sell the Company's securities.


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

                                   Don Walker, Senior Assistant Chief Accountant
                                                               February 13, 2006


      Accordingly, we continue to believe that our presentation of liability with respect to the Property was appropriate in the Form 10-KSB we filed for the year-ended December 31, 2004.

Comment No. 2

Please provide us with the proposed disclosure you will use in your December 31, 2005 financial statements to meet the requirements of Rule 3-10(b) of Regulation S-X if you believe your previous presentation was not appropriate and/or sufficient.

      For the reasons set forth above, we believe our previous presentation was appropriate and/or sufficient. The disclosure that will be included in the December 31, 2005 financial statements will be updated to reflect recent facts and circumstances applicable to the situation.

      We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-KSB for the year ended December 31, 2004 and understand that the staff comments or our changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filing. In addition, we understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please do not hesitate to contact me at (978) 356-8157 with any questions regarding these responses.

Sincerely,

/s/ Donald P. Gill

Donald P. Gill
President, Chief Executive Officer, and Acting Chief Financial Officer


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